Exhibit 99.1

Itaú Investor Relations

RESULTS FOR THE 3RD QUARTER OF 2020

Disclosure: November 03rd | Teleconferences: November 04th

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose it's quarterly results on the Investor Relations website on November 03rd (Tuesday), after the closing of the stock markets in Brazil and in the United States.

We have the pleasure of inviting you to participate in our teleconferences on November 04th (Wednesday) at the times listed below:

Teleconferences Schedule

Portuguese

08:00 AM (EDT)
10:00 AM (Brasilia time)
(55-11) 3181-5113 or
(55-11) 4210-1803
Add on the calendar

Access the Webcast

Register in advance for the Teleconference

English

09:30 AM (EDT)
11:30 AM (Brasilia time)
(1-844) 763-8273 (toll free from US)
(1-412) 717-9223 (US global toll)
(44-20) 319-84884 (other countries)
(55-11) 3181-5113 or
(55-11) 4210-1803 (Brazil)
Add on the calendar

Access the Webcast

Register in advance for the Teleconference

Questions will be received via phone or WhatsApp

Access code: Itaú Unibanco

These weblinks are also available on our Investor Relations website: www.itau.com.br/investor-relations. Please note that broadcast is compatible with the latest version of the browser and any mobile device (iOS and Android).

Presentation

Candido Bracher
President and CEO

Milton Maluhy Filho
Executive Vice President, CFO and CRO

Alexsandro Broedel
Executive Director, Group Head of Finance and IR

Renato Lulia Jacob
Head of IR and Market Intelligence

The conference calls will also be archived in audio format on the same website. To access the audio replay of the conference calls, which will be available until November 10th, 2020, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 8193390# (call in Portuguese) and 1735790# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. If you have any technical issues, please contact Choruscall customer service at suporte@ccall.com.br.

investor.relations@itau-unibanco.com.br
www.itau.com.br/investor-relations